UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 10, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Investments Summary

The following tables summarize the asset acquisitions the Company has made as of May 16, 2016. Fuller descriptions of each of these investments may be found in the Company’s prior current reports on Form 1-U, as filed by the Company with the Securities and Exchange Commission.

Senior Secured Loans	Location	Type of property	Date of Acq.	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)

2-Unit Condo Conversion *	Long Island City, NY	Condo	12/15/2015	11.0%	12/11/2017	$1,990,000	—	80.0%
Apartment Renovation	Phoenix, AZ	Multifamily	12/30/2015	11.0%	12/29/2016	$837,000	—	60.0%
Boutique Hotel Renovation*	Atlanta, GA	Hotel	01/07/2016	10.0%	01/31/2022	$3,019,355	67.0%	—
Value-Add Retail Conversion	Atlanta, GA	Retail	01/21/2016	12.0%	01/20/2017	$4,600,000	—	82.0% (6)
3-Unit Condo Conversion	Long Island City, NY	Condo	01/27/2016	11.0%	01/27/2018	$3,177,000	—	80.6%
Cash Flowing Land Loan	Van Nuys, CA	Land	02/19/2016	12.0%	10/11/2017	$4,900,000	—	72.6%
Acquisition Land Loan*	Los Angeles, CA	Land	04/06/2016	9.0%	04/05/2017	$7,315,000	—	75.0%

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.

Commercial Real Property Controlled Subsidiaries	Location	Type of property	Date of Acq.	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)

Stabilized Ace Hotel*	Pittsburgh, PA	Hotel	12/15/2015	15.0%	11/13/2018	$2,275,000	75.0%	37.0%
Value-Add Retail Conversion	Atlanta, GA	Retail	01/21/2016	16.0%	01/20/2021	$910,000	—	82.0% (6)
Stabilized Multifamily	Cordova, TN	Multifamily	03/02/2016	12.5%	12/01/2022	$3,750,000	87.3%	—
Stabilized Multifamily	Colorado Springs, CO	Multifamily	04/29/2016	12.0%	09/01/2023	$4,000,000	85.0%	—
Stabilized Multifamily	Washington, DC	Multifamily	05/10/2016	12.5%	11/10/2017	$4,475,000	—	89.0%

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	See additional details regarding this controlled subsidiary below.

Other Real Estate Related Investments	Location	Type of property	Date of Acq.	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)

Stabilized Multifamily	Snoqualmie, WA	Multifamily	12/18/2015	12.0%	09/1/2022	$2,000,000	76.4%	—
Ground-up Multifamily*	Seattle, WA	Multifamily	01/07/2016	14.0%	07/29/2018	$1,000,000	—	—
Stabilized Multifamily*	Richland, WA	Multifamily	01/07/2016	13.0%	07/01/2021	$2,000,000	—	—
Stabilized Office*	Santa Monica, CA	Office	01/27/2016	12.0%	04/13/2020	$1,000,000	87.0% (6)	82.0% (6)

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual economic return that we are entitled to receive with priority payment over other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	Aggregated with the other preferred equity held by affiliates of our sponsor, as well as the senior debt.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment –14th Street L.L.C.

On May 10, 2016, we directly acquired ownership of a “majority-owned subsidiary”, 14th Street L.L.C. (the “Elysium 14 Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,475,000, which is the initial stated value of our equity interest in the Elysium 14 Controlled Subsidiary (the “Elysium 14 Investment”). The Elysium 14 Controlled Subsidiary is expected to use the proceeds to continue the construction of a 56-unit apartment building with ground floor and below grade retail space located at 1921 14th Street NW, Washington, DC 20009 (the “Elysium 14 Property”). The Elysium 14 Controlled Subsidiary intends to take out the Elysium 14 Investment via refinancing or sale by November 2017.

Elysium 14 Controlled Subsidiary is managed by the principals of Madison Investments, LLC (“Madison”), is a family owned and operated real estate firm located in Washington, DC. Madison’s focal point is the renovation and ground-up development of buildings. Madison’s management team has worked together in Washington, DC and its surrounding markets in varying capacities for over 25 years.

Pursuant to the agreements governing the Elysium 14 Investment (the “Elysium 14 Operative Agreements”), our consent is required for all major decisions regarding the Elysium 14 Property. In addition, pursuant to the Elysium 14 Operative Agreements we are entitled to receive a 12.5% per annum economic return on our Elysium 14 Investment, paid current on a quarterly basis until the Elysium 14 Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the Elysium 14 Investment, as well as a approximately $10,000 in due diligence fees and third party reimbursements, paid directly by the Elysium 14 Controlled Subsidiary.

The Elysium 14 Controlled Subsdiary is required to redeem our Elysium 14 Investment by November 10, 2017 (the “Elysium 14 Redemption Date”); provided, that, the Elysium 14 Controlled Subsidiary has the ability to extend the Elysium 14 Redemption Date through two (2) twelve (12) month extensions. To exercise each such extension and avoid default under the Elysium 14 Operative Agreements, the Elysium 14 Controlled Subsidiary is required to pay us an extension fee 1% of the outstanding stated value of the Elysium 14 Investment. During the first extension period, the per annum economic return on the Investment will increase to 13.5% per annum. During the second extension period, the per annum economic return on the Investment will increase to 14.5% per annum. In the event that the Elysium 14 Investment is not redeemed by the Elysium 14 Redemption Date (after giving effect to any applicable extensions), pursuant to the Elysium 14 Operative Agreements, we have the right, in our discretion, to force the sale of the Elysium 14 Property outright. The Elysium 14 Controlled Subsidiary may redeem our Elysium 14 Investment in whole or in part without penalty during the term of the Elysium 14 Investment. In addition, the Elysium 14 Investment is secured by membership interests of the managing member of the Elysium 14 Controlled Subsidiary.

Concurrent with the closing of the Elysium 14 Investment, the Elysium 14 Controlled Subsidiary closed on the First Amendment of the Loan Agreement (“First Amendment of the United Loan”) of the Elysium 14 Property on May 10, 2016. The First Amendment of the United Loan modified an existing senior secured construction loan on the property by United Bank. The First Amendment of the United Loan increased the amount of available funds by approximately $1,500,000, increasing the loan amount from $22,900,000 to $24,400,000 (the “Elysium 14 United Senior Loan”), with an updated maturity date of September 10, 2017. Aggregate with the Elysium 14 United Senior Loan, totaling approximately $24,400,000, the Elysium 14 Investment of $4,475,000 features an LTC of approximately 89%, based on the construction budget of approximately $32,421,507, with approximately $3,546,507 of equity junior to the Elysium 14 Investment at closing.

The Elysium 14 Property, a projected 56-unit apartment building with ground floor and below grade retail space, is currently under construction on 14th Street NW, at its intersection with Wallach Place, about half a block south of U Street, NW in Washington, DC, situated in the midst of a substantial concentration of new apartment construction, and retail activity along both 14th and U Streets. The Elysium 14 Property is being constructed on an approximately 9,540 square foot lot, and is expected to include space in several existing two and three townhouses that have been gutted, as well as a 9 story tower that is new construction. The project is planned with approximately 12,712 square feet of retail space, with approximately 5,029 square feet of this amount located on the lower level, below grade, without visibility. In addition, the project is planned with 56 apartment units, including studio, one bedroom, and two bedroom units. Several of the penthouse units on the 9th floor are planned with private roof top terraces.

The Elysium 14 Property is planned with a limited amenity package. Many larger projects in the area include such amenities as resident lounges, fitness centers, rooftop decks, and swimming pools. As of the date of the Elysium 14 Investment, the only planned amenity is an 8th floor resident lounge area, with an outdoor balcony that is approximately 10’ by 35’. Plans also include a smaller balcony on the 8th floor, approximately 10’ by 18’, that would be accessible to tenants. Furthermore, the property is not planned with any on site parking, however it does include basement storage for 30 bikes.

The Elysium 14 Property is located at the intersection of 14th corridor and the heart of the U Street Corridor, Washington, DC’s storied, artistic center. The U Street Corridor brings a variety of boutiques, art galleries, theaters and music venues including Lincoln Theater, Howard Theater, 9:30 Club and U Street Music Hall. Within a one-mile radius of the Elysium 14 Property there are numerous upscale restaurants and bars, as well as vibrant nightlife.

Revised Redemption Plan

On May 12, 2016, the Company adopted a revised redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor the Company’s sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

The following is a summary of the material terms of the revised redemption plan.

SUMMARY OF REDEMPTION PLAN
	Introductory Period	Post-Introductory Period
Duration	First 90 days after purchase	90+ days after purchase
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter	At least 15 days prior to the end of each quarter
Frequency	Quarterly	Quarterly
Priority	First Priority	Second Priority
Minimum Amount of Shares Redeemed	None.	25% of shareholder’s shares
Maximum Amount of Shares Redeemed	1,000	No Limit

A fuller description of the Company’s revised redemption plan may be found in Supplement No. 16, dated May 16, 2016 (as filed with the Securities and Exchange Commission on May 16, 2016), to the Company’s Offering Circular.

Communications with Investors

Attached as Exhibit 1 is a copy of a message that Benjamin S. Miller, our Manager’s Chief Executive Officer, intends to send to our common shareholders regarding our annual report on Form 1-K for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on April 27, 2016. Mr. Miller intends to send this message to our investors during the week of May 16, 2016.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits

Exhibit No.	Exhibit Title
15	Message from CEO to Investors

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 16, 2016